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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             MILWAUKEE LAND COMPANY
                    ------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.30 Par Value
                    ------------------------------------------
                         (Title of Class of Securities)

                                    602302101
                              ---------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 872-1000
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 10, 1996
                         ------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                                Page 1 of 7 Pages
                              Exhibit Index: Page 6
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                                  SCHEDULE 13D

CUSIP NO. 602302101                                            PAGE 2 OF 7 PAGES

1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

              George Soros (in his capacity as general partner of Lupa Family Partners)

2     Check the Appropriate Box If a Member of a Group*
                                          a.  / /
                                          b.  / /

3     SEC Use Only

4     Source of Funds*

              AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6     Citizenship or Place of Organization

                    United States

                           7      Sole Voting Power

  Number of                                   0
   Shares
Beneficially               8      Shared Voting Power
  Owned By                                    0
    Each
  Reporting                9      Sole Dispositive Power
   Person                                     0
    With

                           10     Shared Dispositive Power
                                              0

11    Aggregate Amount Beneficially Owned by Each Reporting Person

                           0

12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                           / /

13    Percent of Class Represented By Amount in Row (11)

                           0%

14    Type of Reporting Person*

                           IN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                                               PAGE 3 OF 7 PAGES

ITEM 1.        SECURITY AND ISSUER.

               This Amendment No. 1 to Schedule 13D relates to the common stock, $0.30 par value (the "Shares"), of Milwaukee Land Company (the "Issuer"). This Amendment No. 1 amends the initial statement on Schedule 13D dated June 30, 1993 (the "Initial Statement"). This Amendment No. 1 is being filed by the Reporting Person (as defined below) for the purpose of reporting that Lupa Family Partners, a New York limited partnership ("Lupa"), has disposed of its 93,000 Shares and, as such, the Reporting Person no longer may be deemed beneficial owner of five percent or more of the outstanding Shares of the Issuer. This Amendment No. 1 amends, restates and replaces all previous filings on Schedule 13D as it is the first Schedule 13D to be filed by the Reporting Person in relation to the Shares via EDGAR.

ITEM 2.        IDENTITY AND BACKGROUND.

               This statement is being filed on behalf of Mr. George Soros (the "Reporting Person") in his capacity as one of the two general partners of Lupa. This statement relates to all of the Shares previously held for the account of Lupa, which have now been sold by Lupa.

               Lupa is a New York limited partnership which is primarily engaged in securities investment. In his capacity as a general partner, the Reporting Person exercises shared voting and dispositive power with respect to securities held for the account of Lupa. The other general partner of Lupa is Mr. Paul Soros, the Reporting Person's brother, who does not normally exercise dispositive or voting power over the investments held by Lupa. Paul Soros is a United States citizen who is the founder and former president of Soros Associates, an international engineering firm. Paul Soros has his principal office at 888 Seventh Avenue, New York, New York 10106.

               The principal occupation of the Reporting Person, a United States citizen, is his direction of the activities of Soros Fund Management, an investment advisor of which the Reporting Person is the sole proprietor. The Reporting Person has his principal office at 888 Seventh Avenue, New York, New York 10106. Pursuant to regulations promulgated under Section 13(d) of the Securities Exchange Act of 1934, as amended, the Reporting Person, by reason of his position as a general partner of Lupa, may be deemed the beneficial owner of securities, including the Shares, held by Lupa.

               During the past five years, none of the Reporting Person, Lupa and any other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               As previously disclosed by the Reporting Person in Amendment No. 32 to Schedule 13D for Chicago Milwaukee Corporation ("CMC") dated June 11,
1990, as of such date, the Reporting Person may have been deemed to be the beneficial owner of 93,000 shares of common stock in CMC. In June of 1993, CMC was converted from a closed-end investment management company to an open-end investment management company. In connection with the conversion, CMC transferred substantially all of its illiquid assets and certain contingent liabilities to its wholly-owned subsidiary, the Issuer. CMC's shareholders approved the conversion at a special meeting held on May 12, 1993. On June 30, 1993,
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                                                               PAGE 4 OF 7 PAGES

CMC distributed (the "Distribution"), on a pro rata basis and without consideration to the holders of record of CMC Common Stock on June 18, 1993, one share of the Issuer's common stock for each share of CMC common stock owned as of the close of business on June 18, 1993. On June 18, 1993, Lupa owned 93,000 shares of CMC common stock and, as a consequence, received 93,000 Shares, representing 5.56% of the Issuer's then outstanding Shares. Lupa did not advance any funds or provide other consideration for the Shares it received in the Distribution.

ITEM 4.        PURPOSE OF TRANSACTION.

               All of the Shares reported herein as having been acquired for or disposed of from the account of Lupa were acquired or disposed of for investment purposes. Neither the Reporting Person, nor, to the best of his knowledge, any of the other individuals identified in response to Item 2, has any plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to acquire additional securities of the Issuer, to dispose of such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies, market conditions or other factors.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

               (a) The aggregate number of Shares of which the Reporting Person may be deemed a beneficial owner is 0.

               (b)    Not applicable.

               (c) On April 10, 1996, all of the 93,000 Shares held in the account of Lupa were sold at a price of $6.449 per Share. Except for this transaction, there have been no transactions in the Shares effected since February 16, 1996 (60 days prior to the date hereof).

               (d) The partners of Lupa have the right to participate in the receipt of dividends from, or proceeds for the sale of, securities, including the Shares, held by Lupa in accordance with their ownership interests in Lupa.

               (e) The Reporting Person ceased to be the beneficial owner of five percent or more of the outstanding Shares on April 10, 1996.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS IN RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

               The Reporting Person does not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

               (a) Power of Attorney dated April 16, 1996, granted by Mr. George Soros in favor of Mr. Sean C. Warren.
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                                                               PAGE 5 OF 7 PAGES

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  April 17, 1996                        GEORGE SOROS

                                             By:   /s/ Sean C. Warren
                                                   --------------------------
                                                   Sean C. Warren
                                                   Attorney-in-Fact
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                                                               PAGE 6 OF 7 PAGES

                                INDEX OF EXHIBITS

EXHIBIT                                                                     PAGE
- -------                                                                     ----
   A Power of Attorney dated April 16, 1996, granted by George Soros in favor of Mr. Sean C. Warren